PARSONS/BURETT, LLP
2070 SKYLINE TOWER
10900 NE 4TH STREET
BELLEVUE, WA 98004
(425) 451-8036
(425) 451-8568

VIA EDGAR CORRESPONDENCE ONLY

August 27, 2007

H. Christopher Owings
Assistant Director
Dept. of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Coffee Pacifica, Inc.

Registration Statement on Form SB-2

Filed May 3, 2007

File No. 333-142601

Form 10-KSB for the Fiscal Year Ended December 31, 2006, as amended

Filed April 2, 2007

Form 10-QSB for the Fiscal Quarter Ended March 31, 2007, as amended

Filed May 21, 2007

File No. 333-101702

Dear Mr. Owings:

This letter is in response to your comment letter (the "Comment Letter") dated May 31, 2007, with regard to the Form SB-2 filing of Coffee Pacifica, Inc., a Nevada corporation ("Coffee Pacifica" or the "Company") originally filed on May 3, 2007. Our responses herein are keyed to the corresponding comment number from your Comment Letter. Where appropriate we make reference to additional/changed disclosures contained in the Form SB-2A filed on August 27, 2007.

Form SB-2

General

1. a. Form 8-K filed July 13, 2006 relates to employment contracts with Terry Klassen and Rhonda Penner-Dunlop dated July 1, 2006. The Company issued a press release on July 10, 2006. The employment contracts were not dated correctly. The contracts were actually executed later than July 1, 2006 and the 8-K was filed within the required time period. The8-K was dated July 1, 2006 and signature(s) thereon were dated July 10, 2007. The error with the 8-K was an inadvertent scrivener's error as the date on the cover of the 8-K should have read July 10 and not July 1.

b. The delay in filing the Form 8-K following the Company's annual meeting (the meeting was held on August 9, 2006 and the 8-K filed on September 21, 2006) was due to a former director, who was a resident of Papua New Guinea, not timely returning a consent and approval to disclosure that his not standing for re-election to the board of directors was not due to a disagreement with the Company.

c. The Company filed a Form 8-K on February 12, 2007 related to the termination of a former executive employee. That employee was terminated on February 5, 2007. The delay was due to the Company giving the former employee an opportunity to review and comment on the wording of the 8-K.

Facing Page

2.    A disclosure has been added to the facing page of the Form SB-2 indicating that shares are being offered pursuant to Rule 415.

Cover Page

3.    A definition of the AQR function and how the conversion price was reached has been added to the Prospectus Cover Page.

The Offering, page 5

4. Examples of circumstances detailing why the additional 150% of the estimated shares issuable upon conversion of the Notes are being registered include: a) as a contingency in the event of a stock split; or b) as future payment of liquidated damages resulting from delay in registration of the shares.

5. Total value of shares registered is based on the closing market price on March 19, 2007 (the Closing Date of the purchase of the Notes and Warrants). The total value is $4,635,927 (6,350,584 total shares X $0.73).

                    6. The requested disclosures have been included within the prospectus as follows.

                    7. The requested disclosures have been included within the prospectus.

8. The requested disclosures have been included within the prospectus.

9. The requested disclosures have been included within the prospectus in conjunction with the disclosures requested pursuant to Comment #6 above.

10. There have been no prior securities transactions between the Company and any of the Selling Shareholders

11. The requested disclosures have been included within the prospectus.

12. The requested disclosures have been included within the prospectus. The Company intends, and believes it has and will have, the ability to pay, in a timely manner, all amounts that may become due under the Notes and/or Warrants. Based on information provided to the Company by the Selling Shareholders, the Company does not believe any Selling Shareholder holds any "short position" with respect to any Company stock.

13. There has been no relationship or arrangement with the Selling Shareholders in the past three years or for any performance in the future except for the placement agreement between the Company and JPC Capital Partners Inc. ("JPC"). JPC acted as the placement agent with respect to the Notes and Warrants. JPC is registered and qualified as a broker dealer. The Company entered into the placement agreement with JPC on July 27, 2006. The term of the placement agreement was for 12 months. The Company appointed JPC as an exclusive agent to procure potential purchasers of the Company's equity and/or debt. The compensation for the services provided by JPC was: 1) a fee of eight percent (8%) of the gross subscription proceeds received by the Company, in conjunction with an equity and/or debt offering by the Company, from purchasers procured by JPC; and 2) warrants to purchase a number of the Company's shares of common stock equal to seven shares of the Company's common stock for every one hundred shares effectively sold by JPC. The compensation shares/warrants issued to JPC have registration rights and exercise price(s) equal to those rights and prices associated with the shares/warrants issued to the other Selling Shareholders that purchased Notes and Warrants as a part of the offering. A copy of the placement agreement is attached and appended to the SB-2A as Exhibit 10.1.

14. The number of shares of common stock to be issued upon conversion of the Notes is determined by dividing that portion of the principal owed on the Notes to be converted ($2,678,571) by the Conversion Price of $0.6622 for a total number of shares, upon total conversion, of 4,044,958. The Conversion Price per share is eighty-five percent (85%) of the weighted average volume price ($0.7791) of the Common Stock using the AQR function as reported by Bloomberg L.P. ("VWAP") for the ten (10) trading days preceding the closing date ($0.6622). The Company is also registering an additional 2,022,479 shares to comply with a requirement in the Subscription Agreement that the Company register 150% of the total number of shares to be issued upon total conversion of the Notes. The Company is also registering 283,147 shares issued to JPC is its compensation under the placement agreement.. The total number of shares being registered under the SB-2A is 6,350,584.

Selling Security Holders, page 11

15. Persons who have dispositive powers have been identified within the prospectus.

16. Additional disclosures regarding the shares to be issued under the 150% clause have been included within the prospectus.

Plan of Distribution, page 12

17. JPC is a registered broker-dealer. The securities issued to JPC in conjunction with this transaction were not issued as underwriting compensation. Therefore we have added a disclosure to the prospectus identifying JPC as an underwriter with respect to the JPC shares being registered under the SB-2A.

18. No other Selling Shareholder is an affiliate of a broker-dealer.

Executive Compensation, page 30

19. Executive compensation has been revised to comply with current compensation disclosure rules.

Financial Statements, page 31

20.    The Auditor's report for the audited financial statements as of the year ended December 31, 2006 has been included.

Item 28. Undertakings, page 52

21    Item 512(g)(2) undertakings have been added to the undertakings section, and Item 512(f) undertakings have been removed.

Signatures, page 54

22.    Mr. Singh acts as the principal accounting officer. This title has been added to his signatory lines. Mr. Klassen is the principal executive officer, and appropriate revisions have been made for his signatory lines.

Exhibit 5

23.    The legal opinion letter has been revised resubmitted.

Form 10-KSB for the Year Ended December 31, 2006, as amended

Item 8A Controls and Procedures

24.    The Company confirms that its principal executive officer and principal accounting officer concluded that its disclosure controls and procedures were effective at a reasonable level of assurance for the period covered by this report. Additionally, the Company will revise, in conformity with your comments of May 31, 2007, the Controls and Procedures section in all future filings on Form 10-KSB.

25.    The Company will make appropriate changes, in conformity with your comments of May 31, 2007, in all future filings on Forms 10-KSB.

Exhibit 31

26. Exhibit 31 has been revised as attached and all future filings will comply with the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B.

Form 10-QSB for the Period Ended March 31, 2007, as amended

27. The Company has revised, in conformity with your comments of May 31, 2007, its Disclosure and Procedures section as well as Exhibit 31 for the Form 10-QSB filed August 14, 2007 for the period ending June 30, 2007. The Company will also ensure that all future filings continue to comply with current regulations.

Please contact this office with any further comments or questions. We are filing the redlined version and this letter on EDGAR correspondence. I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Coffee Pacifica in a prompt response. If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours.

PARSONS/BURNETT, LLP

JAMES B. PARSONS

JBP:aqs

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Shailen Singh, certify that:

(1) I have reviewed this quarterly report on Form 10-QSB of Coffee Pacifica, Inc;

(2) Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

(3) Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this quarterly report;

(4) The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this quarterly report based on such evaluation; and

(d) Disclosed in this quarterly report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

(5) The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: August 14, 2007